SECURITIES AND EXCHANGE COMMISSION


                          Washington, D.C.  20549

                            ____________________

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                            SAMSONITE CORPORATION
           (Exact name of registrant as specified in its charter)


                  Delaware                             36-3511556
  (State of Incorporation or Organization)           (IRS Employer
                                                   Identification No.)

     11200 East 45th Avenue, Denver, CO                80239-3018
  (Address of principal executive offices)             (Zip Code)

 If this Form relates to the             If this Form relates to the
 registration of a class of              registration of a class of
 securities pursuant to                  securities pursuant to
 Section 12(b) of the Exchange           Section 12(g) of the Exchange
 Act and is effective pursuant to        Act and is effective pursuant
 General Instruction A.(c),              to General Instruction A.(d),
 please check the following              please check the following
 box.( )                                 box.( )


 Securities to be registered pursuant to Section 12(b) of the Act:

                                   None.

 Securities to be registered pursuant to Section 12(g) of the Act:

                       Preferred Stock Purchase Rights
                              (Title of Class)


 ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

           On May 12, 1998, the Board of Directors of Samsonite Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on May 20, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), at a Purchase Price of $70, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and BankBoston, N.A., as Rights Agent.

           Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock, other than (1) an Exempted Person or (2) a person whose percentage beneficial ownership is increased to more than fifteen (15%) by reason of a repurchase of Common Stock by the Company (so long as such person (A) does not acquire any Common Stock after the public announcement of the Company's proposed self-tender offer and (B) does not acquire any shares of Common Stock following any repurchase of Common Stock if such repurchase would result in such person owning in excess of fifteen (15%) percent of the Common Stock) (the "Stock Acquisition Date"), or (ii) ten (10) business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. "Exempted Person" includes any person who was the beneficial owner, on May 1, 1998 (the "Grandfather Date"), of securities representing fifteen percent (15%) or more of the shares of Common Stock outstanding on the Grandfather Date, and such person's Affiliates and Associates (as such terms are defined in the Rights Agreement); provided that such person, together with such person's Affiliates and Associates, does not increase its or their percentage ownership of the outstanding Common Stock by more than two (2) percentage points over its percentage beneficial ownership on the Grandfather Date; provided further that, for purposes of the two percent calculation, any increase in percentage ownership shall not take into account the effect of any repurchases of Common Stock by the Company (other than pursuant to the Offer (as defined below)) so long as the person, who would otherwise be an Exempted Person, together with such person's Affiliates and Associates, does not acquire any Common Stock after the repurchase of Common Stock by the Company. For purposes of calculations in the foregoing definition made following the second business day after the Company's acceptance for payment of shares of Common Stock in its Tender Offer effected pursuant to its recapitalization plan approved by the Company's Board of Directors on or about May 12, 1998 (as the same may be amended or modified, the "Offer"), the references to the Grandfather Date, shall instead mean such second business day; provided, however, that shares of Common Stock acquired by any Person subsequent to May 1, 1998 and prior to such second business day shall be excluded for purposes of calculating Beneficial Ownership of such Person on such second business day but shall be included for all other calculations of Beneficial Ownership for purposes of this Agreement; provided further that from and after such time (the "Adjustment Time") as Apollo Management, L.P. ("Apollo") no longer has Beneficial Ownership of shares of Common Stock which Apollo currently Beneficially Owns solely by virtue of its current relationship with Artemis, Apollo's Beneficial Ownership as of the Grandfather Date shall, for purposes of this definition, be recalculated (effective for calculations made after the Adjustment Time) to take into account such decrease in Beneficial Ownership and shall be deemed not to include such shares. Notwithstanding anything herein to the contrary, warrants, convertible securities or shares of Common Stock underlying any warrant or convertible security acquired by Ares Leveraged Investment Fund, L.P. in connection with providing a portion of the financing of the Offer shall not be deemed to be Beneficially Owned by, attributed to, or aggregated with shares of Common Stock Beneficially Owned by, Apollo Advisors, L.P. or Lion Advisors, L.P. or any of their respective Affiliates and Associates.

           Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series B Preferred Stock will be issued.

           The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on May 31, 2000, unless earlier redeemed or extended prior thereto by the Company as described below.

           As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

           In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

           For example, at an exercise price of $70 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $140 worth of Common Stock (or other consideration, as noted above) for $70. Assuming that the Common Stock had a per share value of $35 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $70.

           In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger which follows an offer described in the second preceding paragraph), or (ii) fifty percent (50%) or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

           At any time until ten (10) business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.005 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.005 redemption price.

           Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

           Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen a time period relating to when the Rights may be redeemed may be made at such time as the Rights are not redeemable.

           As of May 12, 1998, there were 20,420,902 shares of Common Stock of the Company outstanding. As of May 12, 1998, options to purchase 2,494,319 shares of Common Stock were outstanding. Each share of Common Stock of the Company outstanding at the close of business on May 20, 1998, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Sixty thousand shares of Series B Preferred Stock are initially reserved for issuance upon exercise of the Rights.

           The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by a majority of the Directors who are not affiliated with the person making the offer, or willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

           In addition, certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") may have anti-takeover effects. The Certificate of Incorporation provides, among other things, for a classified Board of Directors divided into three classes.

           The Rights Agreement, dated as of May 12, 1998, between the Company and BankBoston, N.A., as Rights Agent, specifying the terms of the Rights and including the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series B Preferred Stock as an exhibit thereto, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.


 ITEM 2.   EXHIBITS.

      1    Amended and Restated Certificate of Incorporation*

      2    By-laws*

      3 Rights Agreement, dated as of May 12, 1998, between Samsonite Corporation and BankBoston, N.A., as Rights Agent, including the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series B Junior Participating Preferred Stock, par value $.01 per share, as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

 -----------------
 * Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996 (File No. 0-23214).





                                 SIGNATURE


           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

 Dated:  May 12, 1998          Samsonite Corporation


                               By: /s/ Richard H. Wiley
                                   ___________________________
                                   Name:  Richard H. Wiley
                                   Title: Chief Financial Officer



                               EXHIBIT INDEX



 Exhibit     Description
 -------     -----------
    1        Amended and Restated Certificate of Incorporation*

    2        By-laws*

    3 Rights Agreement, dated as of May 12, 1998, between Samsonite Corporation and BankBoston, N.A., as Rights Agent, including the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series B Junior Participating Preferred Stock, par value $.01 per share, as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C.
             Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

 -----------------
 * Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996 (File No. 0-23214).